425 Market Street San Francisco California 94105-2482 Telephone: 415.268.7000 Facsimile: 415.268.7522 www.mofo.com	morrison & foerster llp new york, san francisco, los angeles, palo alto, sacramento, san diego, denver, northern virginia, washington, d.c. tokyo, london, brussels, beijing, shanghai, hong kong

Writer’s Direct Contact

415.268.6966

AThorpe@mofo.com

March 7, 2013

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kamada Ltd.
Draft Registration Statement on Form F-1
Submitted January, 23, 2013
CIK No. 0001567529

Dear Mr. Riedler:

We enclose herewith, on behalf of Kamada Ltd. (the “Company”), clean and marked copies of Amendment No. 1 to the Draft Registration Statement on Form F-1 (“Amendment No. 1”), together with responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated February 20, 2013. Amendment No. 1 incorporates responses to the Staff’s comments. Below, we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.

General

1.	Please note that where we provide examples or references to portions of your draft registration statement to illustrate what we mean by our comment, they are examples and not exhaustive lists. If our comment are applicable to portions of the draft registration statement that we have not cited as examples, please make the appropriate changes elsewhere in the document in accordance with our comment.

Response: The Company acknowledges the Staff’s comment.

Jeffrey P. Riedler

March 7, 2013

2.	Please submit all exhibits as soon as practicable. We may have further comment upon examination of these exhibits.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has filed certain exhibits with Amendment No. 1 and will file all remaining exhibits as soon as practicable.

3.	Please confirm that the graphics included in your draft registration statement are the only graphics you will use in your prospectus. If you will use any additional graphic, visual or photographic information in the printed prospectus, please provide us a proof of each such item for our review prior to its use. Please note that we may have comment regarding this material.

Response: The Company acknowledges the Staff’s comment and advises the Staff that at this time, no additional graphics are to be included in the registration statement. The Company acknowledges that in the event that it decides to include additional graphics, it will provide the Staff with a proof of any graphics for review prior to its use.

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it provided the investor presentation, a copy of which will be provided supplementally to the Staff under cover of a separate letter, in January 2013 to potential qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). The Company also respectfully advises the Staff that it does not have any research reports published or distributed in reliance upon Section 2(a)(3) of the Securities Act.

Jeffrey P. Riedler

March 7, 2013

Cover Page

5.	We note that you state on the cover page that you “will list [your] ordinary shares on the Nasdaq Global Market…” However, on page 39 you state that you have applied to list your shares, and on page 46 you state that you expect to apply to list your shares. Please clarify the status of your Nasdaq application in these sections and elsewhere, as appropriate.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to make all references to the status of the Company’s Nasdaq application consistent with the fact that it will apply to list on Nasdaq.

Table of Contents, page i

6.	Please move the statement regarding the dealer prospectus delivery obligation to the outside back cover page of the prospectus, as required by Item 502(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has moved the statement regarding dealer prospectus delivery obligations to the outside back cover page of the prospectus in response to the Staff’s comment.

Prospectus Summary, page 1

7.	Please delete the language in the preface to the prospectus summary that indicates that the summary is not complete. While the summary, by definition, will not contain all of the information included in the prospectus, it should nevertheless be a complete summary.

Response: The Company acknowledges the Staff’s comment and has deleted the language in the preface to the prospectus summary that indicates the summary is not complete in response to the Staff’s comment.

8.	In your summary and throughout the draft registration statement where you disclose that you have generated an operating profit for the nine months ended September 30, 2012, please specify the amount of profit.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure to specify its operating profit for the year ended December 31, 2012 in response to the Staff’s comment.

Jeffrey P. Riedler

March 7, 2013

Risk Factors

“We may not be able to commercialize our product candidates…” page 16

9.	To the extent you have experienced any of the risks identified in this risk factor, such as delays in obtaining your clinical materials, third-party contractors’ noncompliance with regulatory requirements, suspension or termination of clinical research due to regulatory noncompliance, or fraudulent activity by clinical researchers, please revise your disclosure to describe or provide examples of the relevant incidents where material.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 17 to disclose that it has, in the past, experienced delays in the commencement of clinical trials, such as a delay in patient enrollment for clinical trials in Europe for Inhaled AAT for AATD and a delay in receiving approval for the commencement of Phase II trials in the United States for Inhaled AAT for AATD until further preclinical testing results were submitted.

“Our products involve biological intermediaries…” page 19

10.	Please revise the last paragraph to expand your description or provide examples of past situations that have caused you to write off the value of products or incur unexpected costs as a result of contaminated product.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 19 to describe examples of when it had to write off the value of products.

“Our ability to continue manufacturing and distributing…” page 19

11.	To the extent you have received citations for deficiencies or deviations from procedures, or were required to report material deviations from procedures, please revise your disclosure to describe or provide examples of these incidents.

Response: The Company respectfully advises the Staff that it has never received any citation for or had to report a deviation from procedures that were material.

“Our Distribution segment is dependent on a few suppliers…” page 24

Marketing and Distribution, page 91

12.	You state that you have distribution agreements with each of Bioproducts Laboratories Ltd. and Biotest A.G., sales of whose products represented 39% and 42%, respectively, of your revenues for the nine-months ended September 30, 2012. Please describe the material terms of each of these agreements and file them as exhibits to your registration statement.

Jeffrey P. Riedler

March 7, 2013

Response: Even though the Company’s relationships with Bioproducts Laboratories Ltd. (“Bioproducts”) and Biotest A.G. (“Biotest”) are important to the Company, as the products supplied by Bioproducts and Biotest, in the aggregate, accounted for 35% and 39% of the Company’s total revenues for the years ended December 31, 2012 and 2011, respectively. The Company respectfully advises the Staff that it does not believe that its distribution agreements with Bioproducts and Biotest constitute “material contracts” that are required to be filed as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

The distribution agreements that the Company entered into with Bioproducts and Biotest are typical, ordinary course agreements that are common in the industry. Such agreements are of the type that “ordinarily accompanies the kind of business conducted by the registrant,” within the meaning of Item 601(b)(10)(i) of Regulation S-K. While these agreements govern the relationship between the Company and each of Bioproducts and Biotest, they do not constitute a “contract upon which the registrant’s business is substantially dependent,” within the meaning of Item 601(b)(10)(ii) of Regulation S-K because the agreements do not provide for any long term supply commitments.

The Company’s distribution agreements with Bioproducts and Biotest are customary in the industry and cover such matters as how purchase forecasts are made and when purchase orders become binding, terms of shipment, packaging, inspection, warranties, a license to the Company to the extent necessary to allow the Company to sell products provided by Bioproducts and Biotest, and other similar, routine ordinary course commercial terms.

The Company is not obligated to purchase a specific volume of products under these agreements. As discussed in the registration statement, and in particular in the Risk Factors section on page 23, Bioproducts and Biotest are not obligated to provide the Company with any specific long term capacity commitments. Purchases and sales of products are made on a purchase order basis. Because each purchase order is an ordinary course agreement, and the Company is not substantially dependent upon any particular purchase order, the Company respectfully submits that its agreements with Bioproducts and Biotest are not material contracts that would be required to be filed under Item 601(b)(10) of Regulation S-K.

Jeffrey P. Riedler

March 7, 2013

“Product liability claims or product recalls involving our products…” page 26

13.	To the extent you have received or are aware of product liability claims or product recalls involving your products or products you sell, please revise your disclosure to describe these incidents.

Response: The Company respectfully advises the Staff that it is not aware of any product liability claims or recalls involving the products sold by the Company.

“Our success depends in part on our ability to obtain and maintain protection…” page 30

14.	If you are aware of any counterfeit versions of your products or other unauthorized use of your intellectual property, please expand your disclosure to identify the unauthorized use and the circumstances relating thereto.

Response: The Company respectfully advises the Staff that at this time, it is not aware of any counterfeit versions of its products or any other material unauthorized use of its intellectual property.

“We may be subject to claims that we infringe…” page 32

15.	If you have received any notice from any third party regarding infringement of its intellectual property, please expand your disclosure to identify the notice and the circumstances relating thereto.

Response: The Company respectfully advises the Staff that it has not received any notice regarding infringement of any third party’s intellectual property.

“We are subject to extensive environmental, health and safety, and other laws…” page 36

16.	If you have received any notice or claim of a violation of any of these laws or regulations, please expand your disclosure to identify the notice or claim and the circumstances relating thereto.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 35.

Jeffrey P. Riedler

March 7, 2013

“Future sales of our ordinary shares…” page 38

17.	Please file a form of the lock-up agreement as an exhibit to your registration statement.

Response: The Company respectfully advises the Staff that the form of lock-up agreement will be included as Exhibit A to the Underwriting Agreement, which will be filed as Exhibit 1.1 to the registration statement.

“We are an ‘emerging growth company’ with reduced reporting requirements…” page 41

18.	Please correct or delete the cross-reference in the second paragraph to your discussion elsewhere in the registration statement of your status as an emerging growth company, as no such heading appears under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 41 to remove the cross-reference.

“The tax benefits that are available to us require us to continue…” page 42

19.	Please discuss how transferring production of Glassia to Baxter will affect your ability to comply with the “Approved Enterprise” and “Privileged Enterprise” conditions.

Response: The Company respectfully advises the Staff that while it does not expect that the transfer of manufacturing of Glassia to Baxter would result in the reduction or loss of the tax benefits of an Approved/Privileged Enterprise, the Israeli Tax Authority may determine otherwise. The Company has revised the disclosure on page 42 to include this potential risk.

Use of Proceeds, page 47

20.	If you have no specific plans for the proceeds to be received, please discuss the principle reasons for your offering.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 10 and 47 to clarify the priority of the intended uses for the proceeds from the offering, which would be the Company’s principal reasons for the offering.

21.	If you intend to prioritize among the possible uses of proceeds, such that some uses are more important than others, please describe this ordering. In addition, please provide a brief description of any expansion plans for your distribution capabilities or your manufacturing infrastructure.

Jeffrey P. Riedler

March 7, 2013

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 10 and 47 to prioritize its intended uses for the proceeds from the offering. The Company has not designated any specific amount of offering proceeds for any of the uses identified. In addition, the Company respectfully advises the Staff that it cannot describe with specificity any expansion plans for its distribution capabilities or manufacturing infrastructure at this time, as no such plans currently exist. Such plans will depend on market and competitive factors as they evolve over time.

Selected Consolidated Financial Data, page 51

22.	Please provide the exchange rate information required by Part I, Item 3.A.3 of Form 20F.

Response: The Company respectfully advises the Staff that the Company’s financial statements provided pursuant to Item 8 of Form 20-F are prepared in U.S. dollars. Part I, Item 3.A.3 states that exchange rate information should be provided only if financial statements are “prepared in a currency other than the currency of the host country”. The “host country” is the United States, as defined in Form 20-F, which states that, “[t]his term refers to jurisdictions, other than the home country, in which the company is seeking to offer, register or list its securities.” Accordingly, the Company respectfully submits that the exchange rate information referenced in Part I, Item 3.A.3 of Form 20-F is not required.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Components of Our Results of Operations

Revenues, page 58

23.	Please clarify your statement regarding your expectation of sales of Glassia to Baxter will grow over the longer term when you have disclosed elsewhere that Baxter plans on manufacturing Glassia at which point you will begin receiving royalties.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 58 to clarify its statement about its expectation of sales of Glassia to Baxter.

Jeffrey P. Riedler

March 7, 2013

Results of Operations

Nine Months Ended September 30, 2012 Compared to Nine Months Ended September 30, 2011

Revenues, page 61

24.	Please revise your disclosure here and in your comparison of annual results, as appropriate, to address the following comment:

•	Describe and quantify the milestone payments recognized in 2011 that were not recognized in 2012.

•	Separately quantify and discuss changes in product revenues in terms of changes in price versus changes in volume. See Item 303(a)(3)(iii) of Regulation S-K.

•	In discussing volume and price increases or decreases, please explain the underlying reason(s) for the changes. For example, although you disclose in your annual comparison that the increase in your distribution segment revenues is mainly attributable to an increase in sales of IGIV products, you do not appear to discuss why there is an increase. Please note that this bullet also applies to your explanations of changes in cost and expense line items.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 61 to 64 to describe and quantify milestone payments received in one period and not the other, and to disclose the underlying reason for increases in volume. Additionally, the Company respectfully advises the Staff that changes in product revenues for the periods presented were as a result of changes in volume and not price, and disclosure to that effect has been added to pages 61 and 64.

Research and Development Expense, page 62

25.	Regarding your development pipeline activities, please revise your disclosure to include the following for each of your research and development projects:

•	The costs incurred during each period presented and to date;

•	The nature of efforts and steps necessary to complete the project;

•	The risks and uncertainties associated with completing development;

•	The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project; and

Jeffrey P. Riedler

March 7, 2013

•	Where a future milestone such as completion of a development phase, date of filing with a regulatory agency, or approval from a regulatory agency can be reliably determined, disclosure should be made.

•	If you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 62 and 65 to include disclosure regarding costs incurred for the Company’s research and development projects during the periods presented and to date, as well as the discussion below.

The Company respectfully advises the Staff that it has certain intentions regarding the short-term timeline for the development of Inhaled AAT and AAT for newly diagnosed Type-1 Diabetes, as described in the revised disclosure on pages 84 to 86, as well as intentions for long-term development goals. However, the Company cannot determine with full certainty the duration and completion costs of the current or future clinical trials of its major development programs or if, when, or to what extent it will generate revenues from the commercialization and sale of any product candidates. The duration, costs and timing of clinical trials and major development programs will depend on a variety of factors, including the uncertainties of future clinical and preclinical studies, uncertainties in clinical trial enrollment rates and significant and changing government regulation and whether the Company’s current or future strategic partners are committed to and make progress in programs licensed to them, if any. In addition, the probability of success for each product candidate will depend on numerous factors, including competition, manufacturing capability and commercial viability.

The Company has included discussions on the risks and uncertainties associated with completing development on schedule and the consequences to the Company’s operations, financial position and liquidity if major development programs are not completed timely in the “Risk Factors” section of the registration statement, specifically the risk, “We may not be able to commercialize our product candidates in development for numerous reasons” on page 15.

The Company will determine which programs to pursue and how much to fund each program in response to the scientific and clinical success of each product candidate, as well as an assessment of each product candidate’s commercial potential. The Company cannot forecast with any degree of certainty which of its product candidates, if any, will be subject to future collaborations or how such arrangements would affect the Company’s development plans or capital requirements.

Jeffrey P. Riedler

March 7, 2013

The Company respectfully advises the Staff that any future milestones cannot be reliably determined at this time.

Liquidity and Capital Resources

Cash Flows from Operating Activities, page 67

26.	Please revise your disclosure to discuss the underlying causes of your operating cash flows. In this regard, your current disclosure appears to merely reiterate the significant line-items in the operating activities section of your cash flow statements prepared under the indirect method.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 68.

27.	Please revise your disclosure of long-term debt obligations to include interest on your convertible debenture obligation for the years presented at the current rate. Revise footnote (1) to discuss the variable nature of this interest and include an analysis of sensitivity to changes in the interest rate.

Response: The Company acknowledges the Staff’s comment and has revised the “Contractual Obligations and Commitments” table on page 69 to include interest payments on the Company’s convertible debentures under “Long-term debt obligations” for the years presented. Additionally, the Company has revised footnote (1) to discuss the variable nature of the interest rate on the convertible debentures and include a sensitivity analysis.

Business, page 74

28.	We note your disclosure on page 75 and elsewhere as to the number of potential cases of AATD treated, the number of patients suffering from AATD and the number of patients diagnosed with AATD. Please tell us how you derived your estimates of the size of the potential market for AATD.

Response: The Company respectfully advises the Staff that an explanation for the Company’s estimates of the size of the potential market for AATD has been supplementally provided to the Staff under cover of a separate letter.

Jeffrey P. Riedler

March 7, 2013

Our Competitive Strengths, page 75

29.	We note your disclosure of the percentage of revenues derived from sales in the United States and Europe, as well as Latin America and Asia. If practicable, please provide the percentage of revenues derived separately from each of the United States, Europe, Latin America and Asia for the periods given.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 76 to provide individual percentages for revenue derived from sales in the United States, Europe, Latin America and Asia.

Our Product Portfolio

Proprietary Products Segment—Snake Bite Antiserum, page 81

30.	If your business is substantially dependent on your agreement with the Israeli Ministry of Health, please describe the material terms of this agreement and file it as an exhibit to your registration statement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s business is not substantially dependent on its agreement with the Israeli Ministry of Health. The Company derived less than 1% of its total revenues from sales of the snake bite antiserum in the year ended December 31, 2012, which was developed pursuant to the agreement with the Israeli Ministry of Health. Additionally, payments received by the Company pursuant to the agreement accounted for less than 1% of its total revenues for the year ended December 31, 2012.

Strategic Partnerships—Baxter (Glassia), page 86

31.	Regarding your strategic partnership with Baxter, please disaggregate the $45 million payments to be received separately for distribution rights and milestones set forth in distribution and licensing agreements. In addition, disaggregate the total milestones payments into meaningful categories such as development, regulatory, and/or commercial milestones. Please also disclose the nature of the underlying events which trigger the milestone payments.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 86 and 87. The Company respectfully advises the Staff that of the $45 million payments, the amount related to the distribution rights was previously disclosed as the $20 million upfront payment. The Company also included a clarifying statement on page 86.

Jeffrey P. Riedler

March 7, 2013

The Company has revised the disclosure on page 87 to disaggregate the remaining $25 million into a summarization of each of the milestones in the technology license agreement in the categories of development-based milestones and sales-based milestones in response to the Staff’s comment. The Company has also indicated that the development-based milestones relate to the transfer of the technology related to the production of Glassia to Baxter.

Distribution Agreement, page 86

32.	Please specify the minimum amount you are entitled to receive from Baxter each year for purchases of Glassia.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 86.

33.	You state that after 2015, Baxter has no obligation to purchase a minimum amount of Glassia. However, Baxter’s failure to purchase a specified minimum of Glassia over a certain period of time provides you with the right to terminate the agreement. Clarify the “certain period of time” this relates to as the current disclosure is vague.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 86.

Technology License Agreement, page 87

34.	Please specify the minimum royalty amount and the royalty percentage you are entitled to receive from Baxter.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 87. The Company respectfully advises the Staff that it has provided royalty percentages in a narrow range, as it intends to seek from the Staff the right to redact the specific royalty rates payable by it under the terms of the technology license agreement, which will be filed as an exhibit to the registration statement, on the basis that the disclosure of such information (i) is neither necessary to protect investors nor material to their understanding of either the technology license agreement or the Company’s business, and (ii) would be competitively harmful to the Company.

Jeffrey P. Riedler

March 7, 2013

Strategic Partnerships—Chiesi (Inhaled AAT for AATD product), page 87

35.	Regarding your strategic agreement with Chiesi, please disaggregate the $60 million contingent payments to be received separately for regulatory and sales milestones and quantify the upfront payment received. Tell us how you are accounting for the upfront payment.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 88 to disaggregate the $60 million into the upfront payment and a summarization of each of the milestones in the agreement in the categories of regulatory-based milestones and sales-based milestones in response to the Staff’s comment. Additionally, an explanation of how the Company accounted for the upfront payment has been supplementally provided to the Staff under cover of a separate letter.

36.	In addition, please expand your discussion of the material terms of your agreement to specify the minimum amount of Inhaled AAT that Chiesi is required to purchase each year.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 88 to indicate the minimum amount of Inhaled AAT for AATD that Chiesi is required to purchase.

Strategic Partnerships—PARI, page 88

37.	Please expand your discussion of the material terms of your agreement with PARI to specify the royalty rates payable by the parties.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 88. The Company respectfully advises the Staff that it has provided royalty percentages in a narrow range, as it intends to seek from the Staff the right to redact the specific royalty rates payable by it under the terms of the license agreement, which will be filed as an exhibit to the registration statement, on the basis that the disclosure of such information (i) is neither necessary to protect investors nor material to their understanding of either the license agreement or the Company’s business, and (ii) would be competitively harmful to the Company.

Jeffrey P. Riedler

March 7, 2013

Customers, page 92

38.	You state that Kupat Holim Clalit accounted for 25% of your total revenues, which suggests that your business is substantially dependent on this relationship. If you have an agreement with Kupat Holim Clalit, please describe its material terms and file it as an exhibit to your registration statement.

Response: The Company respectfully advises the Staff that it does not have an agreement with Kupat Holim Clalit. All purchases are done on a purchase order basis based on annual forecasts.

39.	You state that that your distributors in Brazil, Thailand, and India are major customers. To the extent you have agreements with these customers on which your business is substantially dependent, please describe the material terms of t agreements and file them as exhibits to your registration statement.

Response: The Company respectfully advises the Staff that the Company’s business is not substantially dependent on any of these distributors on an individual basis. Each of the Company’s distributors in Brazil, Thailand and India individually account for less than 6% of the Company’s total revenues. As such, any agreements it has with these distributors do not constitute a “contract upon which the registrant’s business is substantially dependent,” within the meaning of Item 601(b)(10)(ii) of Regulation S-K. In response to the Staff’s comment, the Company has deleted the references to these distributors as major customers on page 92.

Intellectual Property—Patents, page 100

40.	You state that of your five families of patents and patent applications, your two patents protecting your manufacturing process are material. You state further that your patents are expected to expire between 2018 and 2027. Please revise your disclosure to provide the specific expiration dates and jurisdiction of your material patents for your manufacturing process, as well as any other patents that you consider to be material to your business.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 100 to provide the expiration dates and jurisdiction of the material patents for its manufacturing process. The Company respectfully advises the Staff that it does not have any other patents that it considers to be material to its business.

Jeffrey P. Riedler

March 7, 2013

Employees, page 101

41.	Please disclose the number of employees for each of the past three years. See Part I, Item 6.D. of Form 20-F.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 101 to include the number of employees for the last three years.

Property, page 102

42.	Please file your lease agreements with respect to your production plant in Beit Kama and your principal offices and research and development laboratory in Ness Ziona as exhibits to your registration statement.

Response: The Company acknowledges the Staff’s comment and has revised the Index to Exhibits to indicate that it will file summaries of the translated leases as Exhibits 10.15 and 10.16 in accordance with Rule 403(c)(3)(i) under the Securities Act.

Management, page 103

43.	Please provide the names and addresses of the company’s auditors together with their membership in a professional body as required by Part I, Item 1.C. of Form 20-F.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 146.

Directors, page 104

Voting Agreement, page 126

44.	Please identify the directors nominated by Gov pursuant to the loan agreement, as required by Part I, Item 6.A.5 of Form 20-F. In addition, please expand your disclosure on page 126 to describe the material terms of the loan agreement still in effect, including any amounts outstanding to the extent required by Part I, Item 7.B.2 of Form 20-F, and file the loan agreement as an exhibit to your registration statement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 105 to identify the directors nominated by Gov Financial Holdings Ltd. (“Gov”) pursuant to the loan agreement. The Company respectfully advises the Staff that there are no amounts outstanding under the loan agreement, and that there are no remaining material obligations of the loan agreement, other than the voting arrangement as described on pages 105 and 126. In addition, the parties to the loan agreement, Gov and Damar Chemicals Inc. (“Damar”), have recently entered into a shareholders agreement that supersedes the voting arrangement provisions in the loan agreement and sets forth a new voting arrangement between Gov and Damar. The Company has included disclosure regarding this agreement on pages 38, 105 and 126.

Jeffrey P. Riedler

March 7, 2013

The Company respectfully advises the Staff that it does not intend to file the loan agreement as an exhibit to its registration statement because, while the loan agreement is not considered to be made in the ordinary course of business, the Company does not consider the loan agreement to be material and (a) no part of the loan agreement is to be performed at or after the filing of the registration statement, or (b) the loan agreement was not entered into within two years of the filing of the registration statement. As such, the Company is not required to file the agreement pursuant to Item 601(b)(10)(i) of Regulation S-K.

Additionally, the Company does not intend to file the new shareholders agreement, as the Company is not a party to the agreement and therefore is not required to file the agreement pursuant to Item 601(b)(10)(i) of Regulation S-K.

Compensation of Executive Officers, page 116

45.	Please update your compensation disclosure for the year ended December 31, 2012.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 116 to reflect compensation for the year ended December 31, 2012.

Employment Agreements with Executive Officers, page 120

46.	Please expand your disclosure to describe the material terms of your employment agreements with each of your executive officers and file those agreements as exhibits to your registration statement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 119 and 120. The Company respectfully advises the Staff that it believes it is only required to describe the material terms of the employment agreements with its five most highly compensated executive officers, as Item 6.B.1 of Form 20-F states that “[d]isclosure of compensation is required on an individual basis unless individual disclosure is not required in the company’s home country and is not otherwise publicly disclosed by the company.” The Company’s home country of Israel only requires disclosure on an individual basis for the five most highly compensated executives and the Company has only provided disclosure for such executives.

Jeffrey P. Riedler

March 7, 2013

Additionally, the Company respectfully advises the Staff that it believes it is not required to file employment agreements as exhibits pursuant to Item 601(b)(10)(iii)(C)(5) of Regulation S-K, which states that any compensatory plan, contract or arrangement for a foreign private issuer is not required to be filed if the registrant describes the required compensatory information and the public filing of such plan, contract or arrangement is not required in the registrant’s home country and is not otherwise publicly disclosed by the registrant. The Company respectfully submits that it has provided the required compensatory information under Item 402(a)(1) of Regulation S-K, that the Company’s home country of Israel does not require the public filing of the employment agreements and that the agreements are not otherwise publicly disclosed.

Principal Shareholders, page 123

47.	Please revise the table to list Damar Chemicals, Inc. and Gov Financial Holdings Ltd. as owners of 5% or more of your ordinary shares, identifying the individual(s) who possess(es) voting and/or investment power over the ordinary shares held by each entity.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 122 and 123 to include Damar and Gov as owners of 5% or more of the Company’s ordinary shares, as well as identifying the individual who possesses the voting and investment power over the ordinary shares held by Gov.

The Company respectfully advises the Staff that the individual who possessed the voting and investment power over the ordinary shares held by Damar, Mr. Ralf Hahn, passed away on February 10, 2013. The Company has revised the disclosure on page 123 to indicate that the executor of Mr. Hahn’s estate now possesses the voting and investment power over the ordinary shares held by Damar. However, at this time, it is unclear to the Company who individually possesses the voting and investment power over the shares held by Damar, as well as the other shares previously held directly and indirectly by Mr. Hahn. The Company will update the information as to the individual who possesses voting and investment power as soon as it is able to do so.

48.	Please identify, to the extent the information is available to you, the individual(s) who possess(es) voting and/or investment power over the ordinary shares held by Excellence group and Meitav group.

Response: The Company respectfully advises the Staff that while it is investigating the ownership structure of the Excellence and Meitav groups to the best of its ability, it is currently unaware of the identity of the individuals who possess voting and investment power over the ordinary shares held by such groups. The Company will update the information as to these individuals as soon as it is able to do so.

Jeffrey P. Riedler

March 7, 2013

49.	Please provide the information regarding changes in the percentage ownership of your principal shareholders required by Part I, Item 7.A.1(b) of Form 20-F.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 124 to indicate significant changes in percentage ownership by the Company’s major shareholders during the past three years.

Certain Relationships and Related Party Transactions

Tuteur S.A.C.I.F.I.A, page 125

50.	Please revise your description of your Tuteur agreement to specify the minimum purchase amount.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 125 to specify the minimum purchase amount.

Issuance of Securities

51.	Please file the form of warrant issued to the Investors as an exhibit to your registration statement.

Response: The Company respectfully advises the Staff that it does not intend to file the form of warrant as an exhibit to its registration statement. The Company does not consider any outstanding warrants to be material, as there were only 22,576 ordinary shares issuable upon the exercise of warrants outstanding as of December 31, 2012. Additionally, all outstanding warrants have expired or been exercised as of January 23, 2013, as indicated on pages 14, 53 and 59.

Expenses Relating to this Offering, page 149

52.	Please revise the table to include your estimated expenses for your transfer agents’ fees and any premiums paid to insure directors or officers for liabilities to the extent required by Part I, Item 9.F. of Form 20-F and the Instruction to Item 9.F.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 145 to include the estimated expenses for transfer agents’ fees and any premiums paid to insure directors or officers for liabilities in connection with this offering.

Jeffrey P. Riedler

March 7, 2013

Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies

m. Intangible assets, page F-19

53.	In the first paragraph you indicate that internally generated intangible assets, excluding capitalized development costs, are recognized in profit or loss when incurred. In your research and development costs policy on page F-20 you indicate that research expenditures are recognized in profit or loss when incurred. Please revise your policy disclosure to describe your accounting for development costs. Please clarify under what conditions you would capitalize development costs and whether you have capitalized such costs.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-13 as follows:

“Research expenditures are recognized in profit or loss when incurred. An intangible asset arising from a development project or from the development phase of an internal project is recognized if the Company can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale; the Company’s intention to complete the intangible asset and use or sell it; the Company’s ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the Company’s ability to measure reliably the expenditure attributable to the intangible asset during its development. Since Company development projects are often subject to regulatory approval procedures and other uncertainties, the conditions for the capitalization of costs incurred before receipt of approvals are not normally satisfied and, therefore, development expenditures are recognized in profit or loss when incurred.”

Note 15: Non-current Liabilities

b. Convertible debentures, page F-38

54.	You disclose that you account for the equity component of these debentures separately from the liability component. Please provide us your analysis supporting your accounting and reference for us the authoritative literature you rely upon. In your response, please specifically tell us why the debentures in their entirety are not financial liabilities under subparagraph b of the definition in paragraph 11 of IAS 32 considering that your debentures appear to have at least two different conversion rates. Also in your response, please tell us why the conversion feature is not an embedded derivative under paragraph 11 of IAS 39.

Jeffrey P. Riedler

March 7, 2013

Response: The Company respectfully advises the Staff that it accounted for the convertible debenture, as follows:

Under IAS 32 Financial Instruments – Disclosure and Presentation (paragraphs 28 and 29), the issuer of a financial instrument must classify the instrument, or its component parts, at inception as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument.

The Company determined that the convertible debenture is a hybrid financial instrument, i.e. a debt instrument that contains both a liability component and an equity component. The Company considered that the convertible debenture contains a liability component because the Company is contractually bound to pay cash (the principal and the interest amounts), which is in accordance with paragraph 11 of IAS 32 that states: “A financial liability is any liability that is a contractual obligation to deliver cash.”

The Company considered the two different fixed conversion rates as an equity instrument, although Paragraph 22 of IAS 32 states that: “a financial instrument can only be considered equity if the derivative is settled by issuing a fixed number of its own equity instruments (IAS32 paragraph 16b(ii))”. The Company believes that not all forms of variability violate the “fixed for fixed” requirement. While the conversion rate is not the same at all points during the life of the convertible debenture, it is fixed and pre-determined at any conversion date. In other words, the conversion rate varies only with time and not any other variable, and as such, does not violate the “fixed-for-fixed” requirement in paragraph 22 of IAS 32 for equity classification.

It should be noted that in November 2009, the IFRIC discussed whether a type of instrument where the exercise price is pre-determined at inception and only varies over time met the “fixed for fixed” criteria. The IFRIC stated that there is diversity in practice but decided not to issue interpretive guidance.

Moreover, based on PwC IFRS guidance accounting, conversion mechanisms being considered an equity instrument is considered to be an accounting policy choice. Additionally, based on EY internal Q&A, warrants and similar instruments with pre-determined stepped-up/down exercise prices should be accounted for as an equity instrument, if, from the perspective of the issuer, the exercise price is pre-determined and fixed at every exercise date in the life of the instrument.

Jeffrey P. Riedler

March 7, 2013

Accordingly, the Company does not believe that the conversion feature should be accounted as a liability component and therefore is not an embedded derivative under paragraph 11 to IAS 39.

Note 19: Contingent Liabilities and Commitments, page F-50

55.	In subparagraph k on page F-54 you disclose your agreement with Baxter. Please tell us how you account for each component of this agreement and reference for us the authoritative literature you rely upon to support your accounting. In this regard, it appears that the fees you received relate to the Distribution Agreement and the License Agreement, but it is unclear what consideration you conveyed under the Raw Materials Supply Agreement. In your response, please clarify whether the rate you pay for fraction IV supply is at fair value and whether there is any value inherent in the Raw Materials Supply Agreement.

Response: The Company respectfully advises the Staff that an explanation of the accounting treatment of the Baxter agreements has been supplementally provided to the Staff under cover of a separate letter.

56.	In the last paragraph on page 90 you disclose that Baxter receives no payment for the supply of fraction IV to be used for the manufacture of Glassia by Baxter that it will sell in its territory. In the first paragraph on page F-55 you indicate that Baxter will supply you raw material free of charge that you will use to manufacture product to be sold to Baxter for distribution under the Distribution Agreement. Please revise your disclosure to remove the apparent inconsistency between these statements. In the former instance, please explain by Baxter would need to ship product to you if they will manufacture Glassia. In addition, separately explain to us whether and, if so, how the agreement by Baxter to supply fraction IV to you at no cost is considered in your accounting for the Raw Materials Supply Agreement as stipulated in the previous comment.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 90 to clarify that the supply of fraction IV provided by Baxter free of charge is for the Company to produce Glassia that it sells to Baxter. Additionally, an explanation of how the Company considers the Raw Materials Supply Agreement in its accounting has been supplementally provided to the Staff under cover of a separate letter.

Jeffrey P. Riedler

March 7, 2013

Note 26: Operating Segments, page F-67

57.	Please provide the disclosures required by paragraph 32 of IFRS 8 or tell us why this disclosure is not required.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-46 to disclose a group of plasma derived products and a group of other products in the Company’s Proprietary Product segment.

The Company concluded that each group of products is similar enough to aggregate in compliance with paragraph 32 of IFRS 8 because (1) the plasma derived products are all based on a similar production process and technology, (2) the raw materials for producing the plasma derived products are similar, (3) all plasma derived products are naturally occurring proteins in plasma, (4) all of the plasma derived products are subject to a similar regulatory approval process and ongoing regulatory environment, (5) the methods used to distribute the plasma derived products are similar, and (6) all of these products are considered by management to be in the same strategic group of products as historically presented and reported.

The Company does not intend to include such disclosure in regards to its Distribution segment because the Company’s chief operating decision maker does not review operating results and performance along specific product lines in the Distribution segment.

Recent sales of unregistered securities, page II-3

58.	Please update this section and elsewhere, as necessary, to include the recent option issuances described in note 29 to the financial statements.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page II-2 to include all recent options granted to its directors, officers and employees.

* * * * *

Jeffrey P. Riedler

March 7, 2013

We appreciate your time and attention to the Company’s response to the Staff’s comment. Should you have any additional questions or concerns, please call me at 415-268-6966.

Sincerely,

/s/ Andrew D. Thorpe, Esq.

Andrew D. Thorpe, Esq.

Enclosures

cc:	Mark Brunhofer (Securities and Exchange Commission)

Daniel Greenspan (Securities and Exchange Commission)

Sasha Parikh (Securities and Exchange Commission)

Amy Reischauer (Securities and Exchange Commission)

David Tsur (Kamada Ltd.)

Gil Efron (Kamada Ltd.)

Bruce A. Mann (Morrison & Foerster LLP)

Michael Kaplan, Esq. (Davis Polk & Wardwell LLP)

Raz Tepper (Fischer Behar Chen Well Orion & Co)

Ari Fried (Gornitzky & Co)